UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _ _ to _____

Commission File Number 333-113444

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

CONTINENTAL AIRLINES, INC.
2004 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Airlines, Inc.
1600 Smith Street, Dept. HQSEO
Houston, Texas 77002

CONTINENTAL AIRLINES, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Financial Condition - December 31, 2007 and 2006	4

Statements of Income and Changes in Plan Equity - Years Ended December 31, 2007, 2006 and 2005	5

Notes to Financial Statements	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sponsor and Participants

Continental Airlines, Inc.

2004 Employee Stock Purchase Plan:

We have audited the accompanying statements of financial condition of the Continental Airlines, Inc. 2004 Employee Stock Purchase Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of income and changes in plan equity for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 2007 and 2006, and the income and changes in plan equity for the years ended December 31, 2007, 2006 and 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Mir∙Fox & Rodriguez, P.C.

Houston, Texas

March 31, 2008

CONTINENTAL AIRLINES, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

Statements of Financial Condition

December 31, 2007 and 2006
	2007	2006

Asset - receivable from Plan Sponsor	$ 3,433,451	$ 2,695,105

Liability - distributions due to Plan participants for the purchase of stock	(3,433,451)	(2,695,105)

Plan equity	$ -	$ -

See accompanying notes to financial statements.

CONTINENTAL AIRLINES, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

Statements of Income and Changes in Plan Equity

Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Additions to plan equity - participant contributions, net	$ 12,728,806	$ 9,825,307	$ 7,131,008

Deductions from plan equity:
Distributions to Plan participants for the purchase of stock	(12,728,806)	(9,825,307)	(5,196,758)
Withdrawals from Plan	-	-	(1,934,250)

Change in plan equity	-	-	-

Plan equity:
Beginning of year	-	-	-

End of year	$ -	$ -	$ -

See accompanying notes to financial statements.

CONTINENTAL AIRLINES, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. DESCRIPTION OF PLAN

The Continental Airlines, Inc. 2004 Employee Stock Purchase Plan (the "Plan") is a self-funded contributory stock purchase plan which provides Continental Airlines, Inc. (the "Plan Sponsor" or the "Company") and Participating Company employees the option to purchase Continental Airlines, Inc. Class B common stock (the "stock") at a discounted price. The following description provides only general information. Participants should refer to the Plan for a complete description of the Plan's provisions.

General - The Plan was adopted by the Plan Sponsor during 2004 to allow eligible employees to purchase Plan Sponsor stock (up to 3,000,000 shares in the aggregate) at a discounted price. Any employee of the Plan Sponsor who is employed on a grant date (on the first day of each January, April, July and October) is eligible to participate in the Plan as of such grant date. The purchase price per share offered under the Plan with respect to any grant date is equal to 85% of the lower of the fair market value of the stock on the date of grant or on the last day of the applicable fiscal quarter. However, in any event, the minimum purchase price that may be paid by a participant may not be less than $10 per share. Further, if the fair market value of a share of stock on the date of grant or the last day of the fiscal quarter would result in a purchase price less than the $10 per share minimum price, then the purchase price will be $10 per share. This may result in a purchase price that is greater than 85% of the fair market value of the stock on the date of grant or on the last day of the applicable fiscal quarter. In any event, the purchase price per share may not be more than the fair market value of a share of stock on the last day of the fiscal quarter. Participant contributions will be returned to the participant if the fair market value of a share of stock on the last day of the fiscal quarter is less than $10. Unless an employee has previously withdrawn from the Plan, shares will be issued as soon as practical after the end of the fiscal quarter based on contributions for that quarter. Employee payroll deductions under the Plan are included within the general funds of the Plan Sponsor and are subject to the creditors of the Plan Sponsor.

During the year ended December 31, 2007, Plan Participants purchased 500,253 shares of Company stock. During the year ended December 31, 2006, 441,867 shares of Company stock were purchased by Plan Participants. During the year ended

December 31, 2005, 515,895 shares of Company stock were purchased by Plan Participants.

Contributions - Contributions are made by Plan participants who each designate a percentage to be deducted from his or her eligible compensation for each pay period.

Each participant's contributions may not be less than 1% nor exceed 10% of his or her eligible compensation (with a maximum limit of $25,000 of fair market value of stock per year). No interest is paid or credited to any participant for Plan contributions. A participant may, upon request, withdraw their total contributions, suspend or resume his or her payroll deductions and, on one occasion during each purchase period, may reduce their contributions prospectively.

Withdrawals - Represent a return of contributions to participants if the purchase price of the stock drops below the Plan specified $10 per share, then the contributions of all participants related to such fiscal quarter are returned and reported as a Plan withdrawal

Administrative Expenses - The Human Resources Committee of the Board of Directors of the Plan Sponsor administers the Plan. The expenses of administering the Plan are paid by the Plan Sponsor.

Vesting - At all times, each Plan participant has a fully vested right to all cash amounts withheld from his or her paychecks. For a period of six months after the date of purchase, a Plan participant may not sell or otherwise transfer or dispose of the shares issued in connection with such purchase.

Plan Termination - The Plan may be terminated by the Board of Directors of the Plan Sponsor at any time. The Plan shall terminate on December 31, 2014.
  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. The receivable from the Plan Sponsor represents accumulated payroll deductions less amounts disbursed for participant initiated withdrawals occurring prior to the last day of the option period. The liability due to participants represents accumulated payroll deductions to be used for the purchase of Plan Sponsor stock on behalf of the Plan participants.

  INCOME TAXES

The right to purchase shares of common stock under the Plan is intended to constitute an option granted by the Plan Sponsor pursuant to an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code, and such shares, for tax purposes, shall be treated in accordance with the provisions thereof.

An employee is not considered to have income for Federal income tax purposes from the granting of a right to purchase shares. Amounts deducted from an employee's compensation do not reduce the amount of his or her income for tax purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on behalf of the Plan by the undersigned, thereunto duly authorized official.

CONTINENTAL AIRLINES, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN

Date: March 31, 2008	By:	/s/ Chris Kenny
Chris Kenny
Vice President and Controller
(Principal Accounting Officer)

INDEX TO EXHIBITS OF
CONTINENTAL AIRLINES, INC.

2004 EMPLOYEE STOCK PURCHASE PLAN
23	Consent of Independent Registered Public Accounting Firm